August 11, 2006
Ms. Claire DeLabar
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Universal Technical Institute, Inc
Form 10-K for the fiscal year ended September 30, 2005
Filed December 14, 2005
Form 10-Q for the quarter ended March 31, 2006
File No. 1-31923
Dear Ms. DeLabar:
Attached please find our responses to the Staff’s comment letter, dated July 25, 2006, with regard to the above referenced filings for Universal Technical Institute, Inc. For your convenience, we have included the background of the underlying transactions, as well as the original comment prior to each of our responses. In addition, we have enclosed for your reference our fiscal 2005 Annual Report as filed with the United States Security and Exchange Commission (SEC). This letter is being sent via U.S. mail and via the EDGAR system as correspondence.
We hereby acknowledge that Universal Technical Institute, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Universal Technical Institute, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our responses require further explanation, please do not hesitate to contact me directly at (623) 445-9402 or by facsimile at (623) 445-9403.
We look forward to working with you in completion of your review of the above referenced filings.
Sincerely,
/s/   Jennifer L. Haslip
Jennifer L. Haslip
Chief Financial Officer
Enclosure

Background of Restricted Cash and Investment Transactions
The restricted cash and investment balances and related disclosures in our balance sheets and statements of cash flows, which are referenced in the Staff’s comment letter, are associated with our previous requirement to post a letter of credit (LC) with the Department of Education (ED). This LC was required by ED to secure funding under Title IV of the Higher Education Act of 1965 (Title IV). Our restricted cash balance was associated with our transition to a new lender for our working capital line of credit and our restricted investment balance was associated with our new lender. Each of these items are discussed in greater detail below.
Letter of Credit Issued in Favor of ED
We were required by ED in September 2000, to provide an LC in their favor in order to secure our continued participation in Title IV loan programs. Funding received through the Title IV loan programs represents in excess of 70% of our operating revenue. The LC requirement was attributable to ED’s review of our fiscal year 1999 financial statements, at which time a determination was made that we did not meet ED’s minimum financial responsibility standard. We issued our first LC to ED in November 2000. This LC was issued under our then existing revolving line of credit and reduced our borrowing availability under the revolving line of credit by the amount of the issued LC.
Each year, ED reviews our financial statements and re-assesses our financial responsibility and the related LC requirement. ED determined the amount of the required LC based upon 10% of our previous year’s funding through the Title IV loan programs. We were required to provide an LC to ED for each year subsequent to our 1999 fiscal year until October 2005. At that time, ED completed their review of our fiscal year 2004 financial statements and determined we had attained ED’s minimum financial responsibility standard. ED informed us during October 2005 that we would no longer be required to provide a LC to secure our Title IV eligibility. Additional discussion relative to our regulatory operating environment is contained in our Annual Report on Form 10-K, pages 12 — 20, for the period ended September 30, 2005, filed with the Securities and Exchange Commission on December 14, 2005, as enclosed.
Entry Into New Credit Facility
During the first quarter of our 2004 fiscal year, we completed an Initial Public Offering and utilized substantially all of the related proceeds to repay $31.5 million in term debt and $25.5 million for the redemption and payment of dividends associated with our preferred stock. As a result of eliminating substantially all of our debt, our credit risk improved and we began seeking a replacement lender that would offer lower interest rates and fees. On September 30, 2004, we terminated our working capital revolving line of credit with our existing lender (Lender A). At the time of the termination, we had an issued and outstanding LC in favor of ED, in the amount of $9.9 million with an original maturity date of November 9, 2004. As a condition of the termination of our credit facility and in order to maintain our outstanding LC with Lender A, we were required to provide a cash deposit of $10.4 million to secure the $9.9 million LC until its maturity on November 9, 2004.
On October 26, 2004, we completed negotiations with our new lender (Lender B) and executed a new credit facility which provided us with a $30.0 million working capital line of credit as well as a $20.0 million secured standby letter of credit facility. Previously, we maintained a single $30.0 million revolving credit facility with Lender A. Our credit facility with Lender B provided us flexibility to: 1) issue a LC in favor of ED, under our working capital line of credit resulting in higher interest costs and a reduction in our borrowing availability by the amount of the outstanding LC or 2) issue a LC in favor of ED, under our secured standby letter of credit facility thereby reducing interest costs, maximizing availability under our working capital line of credit and enabling us to continue to earn a market return on our excess cash which was invested in United States government agency notes and provided as collateral.
On October 28, 2004, we issued an LC, in favor of ED, in the amount of $14.4 million to replace our previously issued LC in the amount of $9.9 million which was due to mature under its original terms on November 9, 2004. The increase in the LC from $9.9 million to $14.4 million was attributable to an increase in the funds we received under Title IV programs during our 2003 fiscal year. The replacement LC of $14.4 million was issued under our secured standby letter of credit facility. We purchased $16.2 million in United States government agency discount notes in order to collateralize the $14.4 million LC. The United States government agency discount notes were held in a restricted investment account with Lender B. The $14.4 million LC expired on October 27, 2005 and the restriction on our investment account was released by Lender B at that time.
The following are the questions raised in the Staff’s comment letter and our responses to each.
Form 10-K for the year ended September 30, 2005
Balance Sheet, page F-5
1.	Comment: Refer to your disclosure of Restricted Cash on page F-11. We note that you classified restricted cash and restricted investment as a current asset in your Balance Sheet. Based on the nature of the restriction described in the note to the financial statements, it is unclear to us why you believe that current asset classification is appropriate. Please revise or advise in detail.

Response: Chapter 3 of ARB 43 “Restatement and Revision of Accounting Research Bulletins” discusses the concept of working capital and provides additional definition and guidance regarding the classification of current assets and current liabilities. ARB 43, chapter 3, section A, paragraph 3 provides that, “Working capital, sometimes called net working capital, is represented by the excess of current assets over current liabilities and identifies the relatively liquid portion of total enterprise capital which constitutes a margin or buffer for meeting obligations within the ordinary operating cycle of the business.” Further, paragraph 5 of this same section defines an operating cycle as “the average time intervening between the acquisition of material or services entering this process and the final cash realization.” In addition, paragraph 5 provides that “a one-year time period is to be used as a basis for the segregation of current assets in cases where there are several operating cycles occurring within a year.” In accordance with the above guidance, we believe our operating cycle is one year.

Paragraph 4 of ARB 43, chapter 3, section A states that “For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Thus the term comprehends in general such resources as (a) cash available for current operations and (f) marketable securities representing the investment of cash available for current operations, including investments in debt and equity securities classified as trading securities under FASB Statement No. 115, Accounting for Certain Investment in Debt and Equity Securities.”

Prior to September 30, 2004, we had satisfied ED’s requirement to post a letter of credit by issuing the related LCs under our available working capital line of credit. As a result, our balance sheet and cash flows were not previously impacted. Our restricted cash of $10.4 million at September 30, 2004 was attributable to providing Lender A a cash deposit to secure our issued and outstanding LC in the amount of $9.9 million given our decision to terminate our revolving credit facility under which the LC was originally issued. As expected, the cash balance was returned to us on November 16, 2004 after the expiration of the $9.9 million LC and became available for general corporate purposes.

ARB 43, chapter 3, section A, paragraph 6 also states that the “concept of the nature of current assets contemplates the exclusion from that classification of such resources as: (a) cash and claims to cash which are restricted as to withdrawal or use for other than current operation, are designated for expenditure in the acquisition or construction of noncurrent assets, or are segregated for the liquidation of long-term debts.” We understand that assets that are restricted in nature and that can be expected to remain restricted throughout the operating cycle should be excluded from current assets because it would not be reasonable to expect those assets to be converted into cash and available for operations. This concept is consistent with the discussion of working capital representing the excess of current assets over current liabilities, which in turn represents a margin or buffer available for meeting obligations within the normal operating cycle.

In advance of the return of our $10.4 million cash deposit with Lender A, we purchased United States government agency discount notes in the amount of $16.2 million on October 28, 2004. In January 2005, we purchased an additional $0.2 million in United States government agency discount notes. These investments had maturities of 5-7 months and we held such investment in a restricted account with Lender B in order to collateralize our $14.4 million LC issued on October 28, 2004. This LC replaced the $9.9 million LC scheduled to expire on November 9, 2004. We chose to have the replacement $14.4 million LC issued under our secured standby letter of credit facility as opposed to issuing the replacement LC under our working capital revolving line of credit which would have reduced our borrowing availability. The issuance of the LC under the secured standby letter of credit facility also allowed us to incur a lower rate of interest associated with the LC and earn a market rate of return on our excess cash which was invested in the United States government agency discount notes and pledged as collateral.

In accordance with the guidance in ARB 43, we believe the $10.4 million restricted cash balance in our September 30, 2004 financial statements, was appropriately classified as a current asset as it represented “cash and other assets or resources” which were reasonably expected to be realized in cash and available for use in our operation. The cash deposit was returned to us on November 16, 2004 and was available for us to utilize in our operations. In addition, we had the ability to issue a LC under our $30.0 million working capital line of credit with Lender B to replace the LC issued under our $20.0 million secured standby letter of credit facility with Lender B and obtain a release of the restrictions related to our investments. The issuance of a LC under our $30.0 million working capital line of credit would not result in the use of cash and our $30.0 million working capital line of credit remained undrawn throughout the fiscal year end September 30, 2005. As such, we believe the $10.4 million in restricted cash at September 30, 2004 represents assets which could be made available for operations within our normal operating cycle.

In accordance with the guidance with ARB 43, we believe the restricted investments in our September 30, 2005 financial statements were appropriately classified as current assets because they represented “cash and other assets or resources” which were reasonably expected to be realized in cash and would be available for use in our operations. In addition to the fact that these investments were purchased with maturities of 5-7 months, on October 19, 2005 we received notice from ED that we were no longer required to post a letter of credit to secure our participation in the Title IV loan programs based upon their review of our 2004 fiscal year financial statements. The LC collateralized by our restricted investments expired on October 27, 2005, resulting in the release of the restrictions on our investments. At that time, our investments became available for use in our operations.

Comment: We note on page F-11 that at September 30, 2004, $10.4 million of restricted cash represented collateral provided to the issuer of your letter of credit in favor of ED in the amount of $9.9 million. We also note on page F-12 that restricted investments represents collateral provided to the issuer of your letter of credit in favor of ED in the amount of $14.4 million which was collateralized by a United States government agency discount note. Addressing SFAS 95, tell us in detail how you determined the proper classification in the statements of cash flows of the different transactions related to the movement of the restricted cash account and the restricted investment account for all periods presented.

Response: In determining the appropriate classification within our statements of cash flows to reflect the transactions described above, we evaluated the definition of each cash flow classification described in SFAS 95 “Statement of Cash Flows” and SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. SFAS 95 describes the elements of the three classifications within the statements of cash flows: investing, financing and operating.

Investing activities are described in paragraph 15 of SFAS 95 as “activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise.”

Financing activities are described in paragraph 18 of SFAS 95 as “activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.”

Operating activities are described in paragraph 21 of SFAS 95 as “activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20.” Paragraph 21 further states that “operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of income.”

The following bullets provide a summary of the cash transactions previously described:
•	On September 30, 2004, we provided a cash deposit in the amount of $10.4 million to Lender A in order to secure our existing $9.9 million LC. The cash deposit was expected to be short term in nature as the related LC was scheduled to mature on November 9, 2004 and was released to the Company on November 16, 2004.

•	On October 28, 2004, we purchased $16.0 million of United States government agency discount notes and pledged the notes as collateral for the issuance of a $14.4 million LC to replace the expiring $9.9 million LC issued to ED. In January 2005, we purchased an additional $0.2 million in United States government agency discount notes for additional collateral associated with our outstanding $14.4 million LC. On October 27, 2005, the $14.4 million LC expired and the pledged collateral was released. The United States government agency notes that were released as pledged collateral on October 27, 2005 were redeemed in accordance with their maturity on November 14, 2005.
For the purpose of our cash flow evaluation, in each instance, we evaluated the transaction which resulted in recording the underlying asset which was pledged as collateral. The pledge of collateral was required in order to secure a third party guarantee in the form of an LC. As previously, mentioned ED required this LC in order for us to maintain participation in the Title IV loan programs which represents in excess of 70% of our revenue. We believe the pledge of collateral represents the utilization of operating resources in order to ensure the continuation of our primary revenue source for our operations. Accordingly, we believe that the change in cash and cash equivalents as a result of our providing cash collateral, which is similar to a vendor deposit or compensating balance arrangement, should be reflected within operating activities because it meets the requirements that cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of income. In the absence of specific guidance in SFAS 95 as to the appropriate classification of cash deposits such as those used to secure our LC, and given the fact that the underlying requirement for the LC related to a substantial portion of our operating revenues, we believed that the related cash flows should be classified within operating activities.

In addition, paragraph 22(c) and 23(e) of SFAS 95 provides that cash inflows and outflows from operating activities are those other cash receipts or other cash payments that do not stem from transactions defined as investing or financing activities. We do not believe that the pledge of cash associated with our $10.4 million restricted cash balance meets the category requirements of either investing or financing as described in paragraphs 15 — 17 and 18 — 20, respectively, of SFAS 95. This further supports our conclusion that the $10.4 million restricted cash balance is properly classified within the operating section of the cash flow. Based upon our evaluation, we recognized the changes in our cash and cash equivalents related to the restricted cash deposit within the operating section of our cash flow.

We also evaluated our purchase of United States government agency discount notes in accordance with the provision of SFAS 95 to determine which category of our cash flow statement we should reflect the related transactions. SFAS 95 paragraph 17 (b) provides that cash outflow from investing activities are intended to include payments to acquire debt instruments of other entities. Because the purchase of investments is specifically defined as investing activities in SFAS 95 we believe we have properly classified our purchase of United States government agency discount notes as investing activities. SFAS 115 provides additional guidance relative to investment activities specifically related to investments in debt and equity securities. SFAS 115 requires investments to be classified in three categories: (1) held-to-maturity securities, (2) trading securities, and (3) available-for-sale securities. We believe our investments reflected in the investing category of our cash flows represent investments held-to-maturity as that was the intent at the time of the investment. In addition, our purchased investments had short term maturities (5 — 7 months) and we did not believe we would be required to utilize the funds in our operations. Therefore, we had the ability to hold, and did hold, such investments to maturity.

Additionally, we believe our disclosures related to the above referenced transactions were consistently provided in each of our filings with the Securities and Exchange Commission and provide a transparent view to the readers of our financial statements. Our disclosures related to these transactions can be found in our Annual Report, Form 10-K for the period ended September 30, 2005 and our Quarterly Report on Form 10-Q for the six month period ended March 31, 2006, filed with the Securities and Exchange Commission on December 14, 2005 and May 10, 2006, respectively. The disclosures related to these transactions are as follows:

Disclosure Item	Location of Disclosure	Page Reference
Description of restricted cash	Form 10-K, Footnote 3	F-11
Description of restricted investment	Form 10-K, Footnote 3	F-12
Disclosure of our debt facilities	Form 10-K, Footnote 8	F-18
Discussion of our regulatory environment	Form 10-K, Part 1, Item 1	12 - 20
Discussion of ED’s financial responsibility standards	Form 10-K, Part 1, Item 1	16 - 17
Risks related to our industry	Form 10-K, Part 1, Item 1	21 - 24
Discussion of our liquidity and capital resources	Form 10-K, Management's Discussion and Analysis	44 - 48
Contractual commitments	Form 10-K, Management's Discussion and Analysis	48 - 49
Description of restricted investment	Form 10-Q, Footnote 6	11
Discussion of our liquidity and capital resources	Form 10-Q, Management's Discussion and Analysis	19 - 20